Envoy Capital Group Inc.
130 King Street West, Suite 2110
Toronto, Ontario M5X 1B1

October 11, 2011

CONFIDENTIAL

Merus Labs International Inc.
Suite 2007
1177 West Hastings Street
Vancouver, BC
V6E 2K3

Attention: Ahmad Doroudian, Chief Executive Officer

Dear Sir:

Re:	Envoy Capital Group Inc. (the "Corporation")
Arrangement of Merus Labs International Inc. (the "Target")

Further to our recent discussions, this letter is intended to set forth the basic terms and conditions upon which the Corporation and the Target will combine their business operations. The Corporation is a merchant bank. The Target is a specialty pharmaceutical company engaged in acquisition and licensing of legacy branded prescription and over-the-counter pharmaceutical products.

Subject to the terms hereof, the Corporation will complete a business combination with the Target by way of a statutory plan of arrangement, which will result in the Corporation and the Target continuing as a combined entity.

Pursuant to the Arrangement (as defined below), holders of issued and outstanding securities of the Corporation and the Target will receive securities of Amalco (as defined below) on the ratio disclosed in clause 2 hereof.

1.              Definitions

In this letter, the following words and phrases shall have the following meanings unless the context otherwise requires:

(a)	"Affiliate" has the meaning given to affiliated bodies corporate under the Business Corporations Act (British Columbia);

(b)

“Amalco” means the corporation formed under the Business Corporations Act (British Columbia) after the Continuance and upon completion of the Arrangement which shall be named, “Merus Labs International Inc.”;

(c)	"Amalco Shares" means the common shares of Amalco;

(d)	"Arrangement" means the proposed arrangement of the Corporation and the Target under Division 5 of Part 9 of the Business Corporations Act (British Columbia);

(e)

"Confidential Information" refers to any and all information acquired by or made available to a Disclosee or its Representatives by a Disclosing Party or its Representatives in the course of a Disclosee's Review, which shall include, without limiting the generality of the foregoing, all information (written, oral or in electronic form) furnished by or on behalf of a Disclosing Party to, or otherwise obtained by, a Disclosee or its Representatives which is or would reasonably be considered to be confidential or proprietary in nature, including but not limited to all financial information, plans, legal opinions, names of shareholders, private investors, joint venture partners and limited partners and arrangements which information is or may be either applicable to or related in any way to the assets, business or affairs of a Disclosing Party, together with all analyses, compilations, notes, data, studies or other material or documents prepared by or on behalf of a Disclosee or its Representatives containing or based upon, in whole or in part, information acquired by a Disclosee or its Representatives during the course of its Review, and Confidential Information shall not include Non-proprietary Information;

(f)	“CNSX” means the Canadian National Stock Exchange;

(g)	“Continuance” means the continuance of the Corporation from the laws of Ontario to the laws of British Columbia;

(h)	"Corporation Shares" means the common shares of the Corporation;

(i)	"Disclosee" means the party which receives Confidential Information;

(j)	"Disclosing Party" means the party which furnishes Confidential Information;

(k)	"Effective Date" means the date upon which the Arrangement becomes effective at law;

(l)

“Loan” means a loan by the Corporation to the Target in the principal amount of [$1,500,000] with interest at an effective rate of 12.0% per annum and due on the earlier of (i) one year from the date of the Loan, and (ii) thirty (30) days after the date on which the Arrangement is terminated in accordance with the provisions hereof or pursuant to the formal agreement evidencing the Arrangement;

(m)	"Material Event" means:

(i)

any change in the business or financial condition of a party which in the sole judgement of the other party, acting reasonably, has or may have material adverse significance with respect to the value of the party;

(ii)

a tender or exchange for some or all of the shares of a party is made or publicly proposed to be made by another person or has been publicly disclosed or a party shall have learned that the shares held by any shareholder of the party, as of the date hereof, who hold more than 10% of the issued and outstanding shares of the party at such date, shall have been acquired or agreed to be acquired by another person or by persons acting jointly or in concert therewith;

(iii) except as set forth herein, an event whereby a party shall have:

(A)

issued or authorized, or proposed the issuance of: (1) any shares of capital stock of any class; (2) any securities convertible into, rights, warrants or options to acquire, any such shares; (3) other convertible securities, except the issuance of common shares in respect of currently issued and outstanding stock options of the Corporation and the Target, as the case may be;

		(B)	issued or authorized or proposed the issuance of any other securities in respect of, in lieu of, or in substitution for, all or any of the presently outstanding shares;

		(C)	declared or paid any dividend on or distributed any shares of its capital stock or redeemed or repurchased any issued shares; or

(D)

authorized or proposed or announced its intention to propose any merger, consolidation or business combination transaction, shareholder rights protection plan or similar matters, acquisition or disposition of assets or material change in its capitalization or settled or forgiven any indebtedness or made a change in any terms of employment or compensation of any person, director or officer or grant any bonus to such persons or created, assumed or increased any indebtedness, or created or assumed any encumbrance on the business, assets or operation of a party, or any comparable event not in the ordinary course of business;

	(iv)	any halt, suspension of, or cease trading in, securities of a party;

(v)

the existence of any threatened, instituted or pending action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person which materially and adversely affects a party, directly or indirectly other than as previously disclosed by one party to the other; and

(vi)

any contractual obligation, liability or expense out of the ordinary course of business, which for purposes hereof, shall not include any contractual obligation, liability or expense related to the Arrangement by a party in excess of $25,000;

(n)	"Non-proprietary Information" refers to information:

(i)

which at the time of disclosure or thereafter becomes generally available to the public other than as a result of any act or omission by the Disclosee or any of its Representatives or anyone to whom the Disclosee or any of its Representatives transmitted such information;

(ii)

which is or becomes lawfully known to the Disclosee or any of its Representatives on a non-confidential basis and not in contravention of applicable laws from a source (other than the Disclosing Party or its Representatives) provided that such source is not to the Disclosee's or its Representative's knowledge (and being aware of no reasonable basis for determining otherwise) bound by a confidentiality agreement with the Disclosing Party or otherwise prohibited from transmitting the information to the Disclosee or its Representatives by a contractual, legal or fiduciary obligation; or

(iii)

which is already in the knowledge or possession of the Disclosee or its Representatives prior to its being made available or furnished to the Disclosee or its Representatives by or on behalf of the Disclosing Party, provided that the source of such information was not bound by a confidentiality agreement with the Disclosing Party or otherwise prohibited from transmitting the information to the Disclosee or its Representatives by a contractual, legal or fiduciary obligation, provided that any combination of the information which comprises part of the Confidential Information shall not be deemed to be Non-proprietary Information merely because individual parts of that information were within the public domain or with the prior lawful possession of the Disclosee or its Representatives unless the combination itself was within the public domain or in the prior lawful possession of the Disclosee or its Representatives;

(o)	"party" means either the Corporation or the Target, as applicable and "parties" means collectively the Corporation and the Target;

(p)

“Private Placement” means the private placement to be completed by the Corporation consisting of the sale of up to 4,500,000 units and no less than such number of units as is required in order that the Corporation has more shares outstanding than the Target at the Effective Date. Each unit shall consist of one (1) Private Placement Share and one half of one (1) Warrant at a price of no less than $2.00 per unit;

(q)	“Private Placement Shares” means the common shares of the Corporation issued pursuant to the Private Placement;

(r)

"Representatives" means the shareholders, directors, officers, employees, agents, Affiliates, lawyers, engineers (including independent engineers), accountants (including independent auditors), consultants, advisors and independent contractors (and any shareholders, directors, officers, employees, agents, Affiliates, lawyers, engineers, accountants, consultants, advisors and independent contractors thereof) of a party;

(s)

"Regulations" means all applicable securities, corporate and other laws, rules, regulations, notices and policies, including, but without limitation, the policies of the TSX and if applicable, the CNSX;

(t)	"Review" means each parties review of the Confidential Information and the Non-proprietary Information relating to the other parties for the purposes hereof;

(u)	"Target Shares" means the common shares of the Target;

(v)	"TSX" means the Toronto Stock Exchange; and

(w)

“Warrant” means common share purchase warrants of the Corporation to acquire Corporation Shares at an exercise price of $3.00 per share for a period of three years. Such warrants can be required to be exercised if the closing price of the Corporation Shares on the TSX is at or above $4.00 for thirty consecutive days.

2.            Structure of Arrangement

The following table reflects, in substantial form, the structure of the Arrangement and, subject to final adjustments and amendments, reflects the intentions of the parties on the numbers of securities of Amalco that shall be outstanding upon completion of the Arrangement.

The securities of Amalco shall comprise the following:

(i)	holders of Target Shares, as presently constituted, will receive one (1) Amalco Share for every four (4) Target Shares;

(ii)	holders of Corporation Shares, as presently constituted, will receive one Amalco Share for every one (1) Corporation Share; and

(iii)

holders of common share purchase warrants and options in the capital of the Corporation and Target (as applicable) shall receive common share purchase warrants and options in the capital of Amalco on the same terms and conditions after adjustment for the foregoing exchange ratios.

The table below reflects the above-noted exchange ratios:

Common Shares to be Issued by Amalco
Amalco Shares for Corporation Shares (8,028,377 Target Shares equal an equivalent number of Amalco Shares on a 1:1 exchange ratio)	8,028,377
Amalco Shares for Target Shares (30,954,916 Target Shares equal 15,477,458 Amalco Shares on a 4:1 exchange ratio)	7,738,729
Amalco Shares for Private Placement Shares (1,000,000 Private Placement Shares equals an equivalent number of Amalco Shares on a 1:1 exchange ratio) (assumes maximum Private Placement)	4,500,000
Total	20,267,106

Warrants to be Issued by Amalco
Existing Corporation Warrants (1:1 exchange ratio):
	2,250,000 @ $3.00 until three years after Private Placement (assumes maximum Private Placement)	2,250,000 @ $3.00 until three years after Private Placement
Total	4,500,000	2,250,000

Existing Target Warrants (4:1 exchange ratio):
	902,000 @ $0.40 until May 15, 2012	225,500 @ $1.60 until May 15, 2012
	40,480 @ $0.10 until November 15, 2012	10,120 @ $0.40 until November 15, 2012
	10,475,000 @ $0.40 until March 21, 2013	2,618,750 @ $1.60 until March 21, 2013
	1,047,500 @ $0.20 until March 21, 2013	261,875 @ $0.80 until March 21, 2013
	2,500,000 @ $0.40 until May 10, 2013	625,000 @ $1.600 until May 10, 2013
	250,000 @ $0.21 until May 10, 2013	62,500 @ $0.84 until May 10, 2013
	3,000,000 @ $0.40 until May 12, 2013	750,000 @ $1.60 until May 12, 2013
Total	18,214,980	4,553,745

Grand Total		6,803,745

Options to be Issued by Amalco
Existing Corporation Options (1:1 exchange ratio):
	600,000 @ $2.00 until July 25, 2016	600,000 @ $2.00 until July 25, 2016 (1:1 exchange ratio)
Total	600,000	600,000

Existing Target Options (4:1 exchange ratio):
	50,000 @ $0.10 until March 30, 2012	12,500 @ $0.40 until March 30, 2012

	740,000 @ $0.10 until July 9, 2012	185,000 @ $0.40 until July 9, 2012
	20,000 @ $0.14 until April 4, 2013	5,000 @ $0.56 until April 4, 2013
	100,000 @ $0.75 until April 4, 2013	25,000 @ $3.00 until April 4, 2013
Total	910,000	227,500

Grand Total		827,500

3.            Technical Requirements and Other Matters

The Corporation and the Target agree and acknowledge that the Arrangement will require the approval of the TSX, CNSX and NASDAQ, and the parties hereto agree to use their best efforts to obtain such approval. The Corporation and the Target agree and acknowledge that it is the intention of the parties to complete the Arrangement in compliance with the policies and regulations of the TSX and the CNSX as they are applicable to the Target.

As soon as reasonably practicable after the execution of this agreement, the Corporation and the Target and their respective legal counsel shall schedule and hold a pre-filing conference with the representatives of the TSX regarding the Arrangement. The Corporation and the Target will use their best efforts to prepare and provide all documents requested, respond to all queries and address all deficiencies of the TSX in a timely manner.

The Target understands that the governing regulatory authorities may impose certain resale restrictions or escrow requirements upon the Corporation Shares issued pursuant to the Arrangement.

As soon as reasonably practicable, the Corporation and the Target shall prepare and deliver a joint management information circular to be provided to the shareholders of the Corporation and the Target. The Corporation and the Target agree to use their best efforts to resolve all disclosure matters to finalize the contents of the management information circular. The Corporation and the Target agree that, the joint management information circular shall place before the shareholders of the Corporation and the Target, among other things: (i) a special resolution of shareholders of the Corporation with respect to approval of the Continuance; (ii) a special resolution of shareholders of the Corporation and the Target with respect to approval of the Arrangement which shall also provide for the appointment of directors as disclosed in clause 4 hereof; and (iii) to such other matters as may be agreed.

4.            Corporate Governance

(a)	The board of directors of Amalco following the Arrangement shall consist of such directors as the Corporation and the Target may agree.

(b)

The officers of Amalco following the Arrangement shall be determined by the Board of Directors upon completion of the Arrangement. It is agreed that Ahmad Doroudian shall serve as President and Chief Executive Officer, and shall be granted management incentive options to acquire 1,000,000 shares for a period of five (5) years at a price per share equal to the price at which the Units are sold pursuant to the Private Placement.

5.            Lock Up

Concurrently upon execution of a formal agreement as contemplated herein, the principal shareholders of the Corporation and the Target shall agree in writing to support the Arrangement and not do anything inconsistent with the consummation of the Arrangement.

6.            Representations and Warranties

The Corporation and the Target shall make such reasonable representations and warranties in connection with the Arrangement as are customary in comparable circumstances and in such form as mutually agreeable to the parties.

7.            Conditions Precedent

The obligations of the Corporation and the Target to proceed with the Arrangement will be subject to the following conditions being complied with prior to conclusion of the Arrangement or such other date as hereinafter provided, each of which may be waived upon agreement by each of the parties:

(a)

the parties shall have received all necessary regulatory, court and third party consents, orders (both interim and final), approvals and authorizations as may be required, in respect of the Arrangement including but without limitation, approvals of the TSX, and relevant securities commissions, all such consents and approvals to be on terms and conditions acceptable to both parties;

(b)	the Corporation shall have completed the Private Placement;

(c)	the Corporation shall have advanced the Loan;

(d)	there has been no material breach of the terms hereof by the Corporation or the Target;

(e)

each of the Corporation and the Target shall make available to the other all financial statements, documents, reports, files, books, papers, documents and agreements, and all other information relating to the business, assets, operations, prospects, financial condition and affairs of such respective party, such that each respective party shall satisfactorily complete their due diligence review of such materials on or before October 31, 2011, or such other date as is agreed to by the parties;

(f)

other than as previously disclosed to the other party, no Material Event shall have occurred or been threatened in the business, property, prospect or financial condition of the Corporation or the Target;

(g)

the preparation, execution and delivery of a formal agreement evidencing the Arrangement set forth herein and any collateral issues or matters containing appropriate terms and conditions as may be agreed to and shall be in a form and substance satisfactory to both parties hereto, acting reasonably, which formal agreement shall be completed on or before October 31, 2011 or such other date as is agreed to by the parties;

(h)

approval of the board of directors of each of the Corporation and the Target, acting reasonably, to final terms and conditions of the Arrangement and all necessary and desirable matters related thereto prior to October 31, 2011, or such date as agreed to by the parties;

(i)	the share structure of the Corporation shall be the same, or substantially the same, as the structure outlined in clause 2 hereof;

(j)

from the date of execution of this Agreement, the Corporation shall only incur costs and fees (i) associated with the completion of the Arrangement; (ii) associated with the completion of the Private Placement; and (iii) its ongoing general and administrative costs as previously disclosed to the Target with it being understood that on the Effective Date, the Corporation will have cash and cash equivalents on hand equal to $9,500,000 exclusive of the proceeds of the Private Placement and loans made by the Corporation to the Target; and

(k)

other than those disclosed to the parties during the completion of the due diligence process and without limiting section 7(d) hereof, no additional act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or entity) in Canada, the United States or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, which has the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on any of the parties, or which, if the Arrangement were completed would material and adversely effect any of the parties.

In the event that any of the conditions as identified under this paragraph 7 shall not be complied with, or waived by such party on or before the date herein provided, then either party may terminate this letter of intent by written notice to the other party and, in such event, both parties shall be released from all obligations hereunder, except for those obligations contained in paragraphs 8, 9, 10, 11 and 12, inclusive.

8.            Confidentiality and Use of Confidential Information

The Disclosee shall, in respect of Confidential Information provided to it by or on behalf of the other party:

(a)

ensure that the Confidential Information is kept in strict confidence and is not used for any purpose whatsoever other than for the purpose of conducting the Review and completion of the Arrangement and all documents related thereto;

(b)

ensure that the Confidential Information or the fact that Confidential Information has been provided, is not disclosed to any person other than to its Representatives who have a need to know the same and the Disclosee shall be responsible for any breach hereof by any of its Representatives; in addition, the Disclosee shall, at its sole expense, take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information; if the Confidential Information is disclosed to any of its Representatives, such person shall be informed at the time of disclosure of its confidential nature and the terms of this agreement and shall agree to be bound by its terms; the Disclosee shall keep a list of all of its Representatives (but excluding its directors, officers and employees) to whom any Confidential Information has been delivered and shall provide the Disclosing Party with that list immediately upon request;

(c)

not disclose the terms, conditions or existence of the terms hereof or any Confidential Information to any person other than in accordance with the terms hereof, except in the event that the Disclosee or its Representatives is required by law or applicable regulatory or stock exchange requirements to disclose the terms, conditions or existence of the terms hereof or any Confidential Information; prior to any such disclosure, however, the Disclosee or its Representatives shall immediately provide to the Disclosing Party written notice thereof so that the Disclosing Party may seek a protective order or other appropriate remedy or waive compliance by the Disclosee or its Representatives with the provisions of this clause; in the event that any court, administrative body or stock exchange requires such disclosure, or that the Disclosing Party waives compliance with any provisions of this clause, then the Disclosee or its Representatives will furnish only the terms, conditions or the existence hereof or that portion of the Confidential Information which is required to comply with the foregoing law or requirements (or over which a waiver is received) and, further, each shall exercise its best efforts to obtain reasonable assurances that confidential treatment will be accorded such furnished information;

(d)

at the request of the Disclosing Party, promptly return all documents and material provided to the Disclosee or its Representatives, as well as all notes, summaries or copies of such material, or at a Disclosing Party's direction certify in writing that all such documents or materials were destroyed, provided that the Disclosee shall have the option to destroy rather than to return any notes, notations or summaries of Confidential Information made by it or its Representatives which may contain information of a confidential nature to the Disclosee; and

(e)	take all such action as is reasonably necessary to safeguard the Confidential Information from disclosure to any person other than as permitted herein.

9.            Disclosee Acknowledgments and Covenants

The Disclosee acknowledges and agrees with the Disclosing Party that:

(a)

the Confidential Information is provided to it to acquaint it with the Disclosing Party and its business and assets and the provision of the Confidential Information to other persons does not render such Confidential Information as Non-proprietary Information;

(b)	the Confidential Information is not represented by the Disclosing Party to be full and complete;

(c)	it will rely upon its own investigations, due diligence and analysis in evaluating and in satisfying itself as to all matters relating to the Disclosing Party and its business and assets;

(d)

without prejudice to the terms and conditions of any eventual agreement relating to the Arrangement, the Disclosing Party makes no representation or warranty (express or implied) as to the accuracy or completeness of the Confidential Information or that any financial or operating projections or forecasts included therein have been made in conformity with any requirements of securities regulatory authorities or accounting standards;

(e)

the Disclosing Party and its Representatives shall have no liability to the Disclosee or its Representatives resulting from any use of the Confidential Information by the Disclosee or its Representatives; and

(f)

this document shall not be construed as granting expressly or by implication during its term or thereafter any rights in favour of the Disclosee or its Representatives with respect to any Confidential Information.

10.            Standstill

(a)	During the period commencing on the date hereof and terminating upon the earlier of:

	(i)	the Effective Date of the Arrangement;

	(ii)	the date that is one hundred and eighty (180) days from the date hereof;

(iii)

the date that any statute, rule, policy or regulation currently in existence or which shall have been proposed, enacted, promulgated or entered by any regulatory or administrative authority having jurisdiction, in the judgment of the parties (acting reasonably), makes the transactions set forth herein illegal or unduly delays the closing of the Arrangement, the Corporation or the Target, as the case may be, will not, nor shall any of its Representatives directly or indirectly, alone or jointly or in concert with any other person (unless in any such case specifically approved by the board of directors of the other parties as described below):

(A)

acquire or agree to acquire, or make any proposal or make any offer to acquire, in any manner, either directly or indirectly, any assets or securities of the other parties or any subsidiary thereof, including, without limitation, commencing any "exempt offer" or "take-over-bid" (as such terms are defined in the Business Corporations Act (British Columbia)) or any "take-over bid" or "exempt take- over bid" (as such terms are defined in the Securities Act (British Columbia)) for any securities of the other parties (provided that the provisions hereof shall not be interpreted to prohibit the parties or their Affiliates from continuing to conduct business with the other parties the ordinary course and consistent with past practice);

		(B)	solicit proxies from, or otherwise attempt to influence the conduct of, holders of securities of the other parties;

		(C)	form, join or in any way participate as a "control person" as such term is defined in the Securities Act (British Columbia) with respect to the equity of the other parties; or

(D)

engage in any discussions or negotiations or enter into any agreement, commitment or understanding, or otherwise act jointly or in concert with any third party to propose or effect any business combination, equity or asset transaction of any nature or kind with respect to the other parties or its Affiliates, or to influence the conduct of the other parties, its Affiliates or its directors.

(b)	During the period commencing on the date hereof and terminating upon the earlier of:

	(i)	the Effective Date of the Arrangement;

	(ii)	the date that is one hundred and eighty (180) days from the date hereof;

	(iii)	in the event that a formal agreement evidencing the Arrangement is not entered into on or before October 31, 2011, or such later date as agreed to by the parties, then such date;

(iv)

in the event that proxy solicitation materials in respect of special meetings of the shareholders of the Corporation and the Target to be called to approve the Arrangement, or portion thereof, have not been mailed on or before October 31, 2011, or such other date as agreed to by the parties, then such date; and

(v)

the date that any statute, rule, policy or regulation currently in existence or which shall have been proposed, enacted, promulgated or entered by any regulatory or administrative authority having jurisdiction, in the judgment of the parties (acting reasonably), makes the transactions set forth herein illegal or unduly delays the closing of the Arrangement, the Corporation or the Target will not provide any information with respect to the party for, or (directly or indirectly) solicit, initiate, entertain or consider any offer, negotiation or expression of intent or in any manner encourage, recommend or agree to any proposal or offer of any other potential transaction or otherwise cooperate with, assist or participate in, facilitate or encourage any effort or attempt with respect to:

(A)

the sale or issuance of any treasury shares or securities convertible into treasury shares of the party or its subsidiaries other than as herein otherwise contemplated (including, without limitation, pursuant to the exercise of presently outstanding stock options or share purchase warrants) without prior written consent of the other parties;

(B)	any sale, disposition or exchange of assets of the party or its subsidiaries outside the ordinary course of business without the prior written consent of the other parties; or

(C)	enter into any material agreement or understanding outside the ordinary course of business of the party including a Material Event without the prior written consent of the other parties;

provided, however, that nothing contained herewith shall prohibit a party from completing the Arrangement or making another proposal to the board of directors of the other parties relating to a business combination, equity or asset transaction between the parties, so long as such proposal is made with the consent of the other parties to any such proposal being made and, provided however, that the foregoing shall not prevent the board of directors of the parties from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets and unsolicited take-over bid or proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure required to its shareholders with respect thereto which in the judgment of the board of directors acting reasonably or upon the advice of counsel, is required under applicable law. Each of the parties acknowledges that any such procedures will not be contested by the other parties whether by way of judicial or regulatory process or otherwise and provided further that nothing contained herein shall prevent a party from engaging in discussions with financial institutions or investment bankers concerning financing of the Arrangement between the parties, subject to the confidentiality hereof.

11.          Costs of Arrangement

All out-of-pocket cost and expenses, including legal, accounting and financial advisor expenses incurred by any of the parties shall be paid by the respective parties. The Corporation shall be responsible for the payment of all pre-approved fees and expenses payable to an Investment Dealer, Advisor or Sponsor (as may be deemed advisable by the parties, or required by the TSX).

12.          Miscellaneous

(a)	All rights and obligations of the parties will be binding on and enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

(b)	All rights of the parties hereunder may not be assigned by any party hereto without the consent of the other party hereto.

(c)

All agreements will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in such province and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

Notwithstanding any reference herein or otherwise, this letter of intent is not intended to create any legal obligation whatsoever (other than an obligation to bargain in good faith), nor does it constitute a binding agreement between the respective parties for the transactions herein contemplated, except for paragraphs 8 -10, inclusive, which the parties hereto agree shall create valid and legally binding obligations and liabilities in respect of these specific paragraphs only. It is understood that the foregoing will serve as a basis for the entering into detailed negotiations with the intent to enter into a formal agreement or formal agreements between the parties hereto for concluding the transactions herein contemplated, which formal agreement or agreements shall contain such other or expanded terms and conditions as are appropriate to the subject transactions and agreed between us and shall be in a form satisfactory to each of the parties hereto and their respective counsel.

If the foregoing is acceptable, please indicate your acceptance thereof by executing and returning the enclosed duplicate copy of this letter on or before 5:00 p.m. (Toronto time) on October 7, 2011.

Yours truly,

ENVOY CAPITAL GROUP INC.

Per:	Sgd. “Robert Pollock”
Robert Pollock, Chief Executive Officer

MERUS LABS INTERNATIONAL INC.

Per:	Sgd. “Ahmad Doroudian”
Ahmad Doroudian, Chief Executive Officer